Filed Pursuant to Rule 424(b)(3)
Registration No. 333-68875

PROSPECTUS SUPPLEMENT

To Prospectus dated December 23, 1998

and supplemented by Prospectus Supplements dated January 26, 1999, February 1, 1999, February 5, 1999, February 26, 1999, March 16, 1999, July 9, 1999, October 18, 1999, January 4, 2000, and January 13, 2000 of

AMERICAN EAGLE OUTFITTERS, INC.

On October 7, 1999, S.H.D. Investments, LLC ("SHD") sold 15,000 shares of common stock. The shares were sold by SHD in an open market transaction as follows: 5,000 shares at $57.50 per share, 5,000 shares at $57.00 per share, and 5,000 shares at $56.50 per share. These sales were effected by Prudential Securities Incorporated, as agent, with the payment by SHD of a commission of $.07 per share.

On January 13, 2000, SHD sold 11,000 shares of common stock. The shares were sold by SHD in an open market transaction as follows: 3,000 shares at $39.00 per share, 5,500 shares at $38.88 per share, 500 shares at $38.81 per share, and 2,000 shares at $38.75 per share. These sales were effected by Prudential Securities Incorporated, as agent, with the payment by SHD of a commission of $.07 per share. Immediately following these sales, SHD beneficially owned 149,000 shares.

On January 12, 2000, Slauson Limited Partnership ("Slauson") sold 5,000 shares of common stock. The shares were sold in an open market transaction as follows: 1,100 shares at $38.69 per share, 900 shares at $38.63 per share, 800 shares at $39.06 per share, and 2,200 shares at $39.25 per share. These sales were effected by Prudential Securities Incorporated, as agent, with the payment by Slauson of a commission of $.07 per share. Immediately following these sales, Slauson beneficially owned 86,000 shares.

On January 19, 2000, the closing price per share on the Nasdaq National Market was $36.75.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or passed upon the adequacy of this prospectus. Any representation to contrary is a criminal offense.

The date of this Prospectus Supplement is January 20, 2000.